Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2012
(millions of dollars)
Earnings, as defined:
Net income	$984
Income taxes	600
Fixed charges included in the determination of net income, as below	338
Total earnings, as defined	$1,922

Fixed charges, as defined:
Interest expense	$314
Rental interest factor	8
Allowance for borrowed funds used during construction	16
Total fixed charges, as defined	$338

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.69
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.